March 21, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted February 28, 2024
CIK No. 0002003061

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 12, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted February 28, 2024

Cover Page

1.	We note your response to prior comment 1 but are unable to locate where you have revised your disclosure accordingly and reissue. Amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or in a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Your disclosure in the sixteenth paragraph on the cover page speaks only to cash “in the PRC” and references “PRC regulations and policies” rather than the more detailed “...interventions in or the imposition of restrictions and limitations...” language. Make conforming revisions where this disclosure appears on page 5, and provide an individual cross-reference to the risk factor discussion on the cover page.

Response: We respectfully advise the Staff we have revised the disclosure on the Cover Page and page 5 and 36 to include PRC entity. The Company notes that restriction and limitations by the PRC government to transfer cash does not apply to Hong Kong entities.

Prospectus Summary

Transfers of Cash To and From Our Subsidiaries, page 5

2.	We note your revised disclosure in response to prior comment 3. Please also address the approval and registration requirements for funds transferred from the holding company to PRC subsidiaries that you discuss in a risk factor on page 34 (i.e., “PRC regulation of loans to and direct investment...”). Provide a cross-reference to this risk factor.

Response: We respectfully advise the Staff that we have updated the disclosure on page 5 to reflect the above.

Summary Risk Factors

Risks Related to Doing Business in China, page 11

3.	We note your response to prior comment 4 and reissue in part. Where you discuss risks arising from the legal system in China, revise to acknowledge that rules and regulations in China can change quickly with little advance notice. Revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Lastly, acknowledge risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have updated the disclosures on page 11 as well as the risk factors on pages 30 and 31 to discuss the above.

Regulatory Approval of the PRC and Hong Kong

Permission Required from PRC Authorities, page 16

4.	We note your response to prior comment 6. Please revise to clarify whether you are relying on a formal opinion of counsel with respect to your conclusion that you are not required to obtain any permission from PRC government authorities to offer securities to foreign investors, aside from filing procedures with the China Securities Regulatory Commission (CSRC). In this regard, we note your statement that you have been “advised by” PRC counsel with respect to this conclusion, while you state elsewhere that you are relying on “the opinion of” PRC counsel with respect to other conclusions regarding permissions and approvals. Additionally, please disclose on the prospectus cover page, as you do here, that this offering is contingent upon completion of the CSRC review process pursuant to the Trial Measures.

Response: We respectfully advise the Staff that we have updated the disclosure on page 18.

Risk Factors

Risks Related to Doing Business in China, page 29

5.	We note your response to prior comment 7 and reissue in part. Where you discuss the Chinese government’s oversight over your business, highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Your statement on page 30 that, “...PRC authorities may be authorized by the PRC laws and regulations to supervise our operations,” does not convey the same risk. In your added disclosure on page 31 regarding recent statements made by the PRC government, further revise to clarify that these statements indicate intent to exert more control, as well as oversight, over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Response: We respectfully advise the Staff that we have revised the Risk Factor on page 31 to discuss the above. We also note that discussion on the PRC’s government’s intent to exert more control, as well as oversight, over offerings that are conducted overseas and/or foreign investment in China-based issuers has already been discussed on the last paragraph of the risk factor - Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Our Corporate Structure and History, page 66

6.	We note your response to prior comment 10 and reissue the request that you revise here and in the prospectus summary and Business section to disclose when Star Fashion (Xiamen) began operations. Additionally, please revise or clarify your statement that a certain equity transfer occurred “September 8, 2024” in this section and on pages 4 and F-7.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 1, 4, 67 and 69 to disclose when Star Fashion (Xiamen) first began operations. We also respectfully advise the Staff that the 5% equity interest transferred from Zhan Jie to Huang Xijun that was on September 8, 2023, instead of September 8, 2024, and we have revised the corresponding transaction date on Page 4 and F-7.

Management, page 86

7.	We note your disclosure that Wei Meizhong, You Zhi, and Tian Tao “...will be [y]our independent director[s] effective upon effectiveness of this registration statement,” but the signature page to the registration statement suggests that Meizhong, Zhi, and Tao each will sign the registration statement in the capacity of independent director when it is filed. Please revise your disclosure or advise. If these individuals will not sign the registration statement and will become directors after it is filed, file as exhibits the consent of each individual required by Rule 438 under the Securities Act of 1933.

Response: We respectfully advise the Staff that the relevant consents has been included in the exhibits index to be filed by amendment.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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